September_7_, 2007

Stephen G. Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	NeoMedia Technologies, Inc.
Form 8-K
Filed September 4, 2007
File No. 0-21743

Dear Mr. Kirkorian:

This letter has been prepared in response to your request for NeoMedia Technologies, Inc. to respond to the staff’s comments in the letter dated September 5, 2007 with respect to the Form 8-K filed September 4, 2007 by NeoMedia Technologies, Inc.

Form 8-K

General

Comment 1:	Revise your disclosures in the first sentence of the third paragraph to specify that there were no disagreements with your former accountants through the date of dismissal.

Response:	We have updated the disclosure to use the recommended language through the date of dismissal in our amended 8-K/A filed on September 7, 2007.

Comment 2:
We note your disclosure in the fourth paragraph that there were no reportable events except for material weaknesses in your internal controls over financial reporting as of December 31, 2006. Revise to provide a description of each of the material weakness to which you refer, including whether and how these weaknesses have been remediated. See Item 304(a)(1)(iv) and (v) of Regulation S-K.

Response:
We have updated the disclosure to include a more detailed description of each of the material weakness identified, and an update on the status of remediation efforts with each of the identified items in our amended 8-K/A filed on September 7, 2007.

Comment 3:	Include an updated letter from your former accountants indicating their agreement with the revised disclosures with our amendment.

Response:	We have included an updated letter from our former accountants indicating their agreement with the revised disclosures in our amended 8-K/A filed on September 7, 2007.

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission for taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ William J. Hoffman

William J. Hoffman
Chief Executive Officer